Ballard Power Systems Inc.

News Release

Ballard Launches New Outdoor Hydrogen Fuel Cell Solutions for Telecom Backup Power Market

For Immediate Release – October 10, 2013

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) has announced the launch of a standardized fuel cell backup power cabinet solution suitable for outdoor deployment as part of the ElectraGen™ product portfolio for telecom network operators. The new outdoor enclosures are designed to accommodate Ballard’s direct hydrogen backup power systems, and feature modular construction and options enabling customization.

“We continue to expand our portfolio of telecom backup power solutions in response to growing market demand,” said Tony Cochrane, Ballard Director – Product Management, Telecom Backup Power. “The flexibility of this new outdoor modular power solution, using direct hydrogen fuel, further increases the range of applications in which we can offer unique advantages to telecom operators.”

Ballard’s new outdoor enclosure is available in two versions, standard and compact. This new enclosure features flat-pack construction, enabling on-site assembly, and permits customizable configuration of Ballard’s ElectraGen™-H2 direct hydrogen fuel cell backup power system. In addition, the standard cabinet includes an optional cold weather kit allowing operation in temperatures to -40 degrees.

ElectraGen™-H2 system features include:
Customizable power output; up to 10kW in the standard cabinet, and up to 5kW in the compact cabinet
Battery-free bridging energy available through the use of ultracaps
Fully integrated power management
Extended duration runtime
Simplified plug and play integration
Small footprint
Zero emissions
Attractive lifecycle cost compared to incumbent solutions

The ElectraGen™-H2 system and new outdoor enclosure are developed, manufactured and distributed by Ballard’s backup power subsidiary, Dantherm Power based in Denmark.

Today’s launch of an integrated outdoor solution for telecom backup power is further evidence of Ballard’s fuel cell product leadership, underpinned by acknowledged excellence in technology and validated by a growing base of commercial customers and systems.

The new outdoor ElectraGen™-H2 backup power solution will be on display at “Intelec 2013” (www.intelec2013.org) in Hamburg, Germany, October 14-17. For more information please visit www.ballard.com.

Ballard also offers ElectraGen™- ME methanol-fuelled systems designed for high reliability, long life and minimal preventive maintenance. They include a fuel reformer that converts HydroPlus™ (a methanol-water liquid fuel mixture) into hydrogen gas to power the fuel cell.
About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements regarding anticipated product attributes, anticipated customer benefits and market drivers for our products which are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the condition of the global economy, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form.

Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com